UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-42369

COHEN CIRCLE ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

2929 Arch Street

Suite #1703

Philadelphia, Pennsylvania

(215) 701-9555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share one one-third of one redeemable warrant

Class A ordinary shares, no par value

Warrants, each whole warrant exercisable for one Class A ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2025

Cohen Circle Acquisition Corp. I

	By:	/s/ Betsy Z. Cohen
		Name:	Betsy Z. Cohen
		Title:	President and Chief Executive Officer